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                                                                   EXHIBIT 20(b)

Financial Contact: First American Corp.:  Carroll Kimball, 615/748-2455,
                   Fax 615/748-2755
                   Heritage Federal:  Bill Richmond, 615/378-2810
Media Contact:     First American:  Vicki Kessler, Telephone 615/748-2912,
                   Fax 615/748-2535
                   Heritage Federal:  Bill Kreis, 615/378-8003

FOR IMMEDIATE RELEASE


    FIRST AMERICAN CORPORATION ACQUISITION OF HERITAGE FEDERAL:  ADDITIONAL
                                  INFORMATION

         NASHVILLE, TENN., FEB 22. 1995 -- First American Corporation (NASDAQ:
FATN) and Heritage Federal Bancshares, Inc. (NASDAQ: HFBS), a holding company for Heritage Federal Bank For Savings, announced additional details of the definitive agreement the two companies signed yesterday for Heritage Federal to merge with First American.

         Heritage Federal Bank For Savings is a $520 million savings bank headquartered in Kingsport, Tenn., and First American is a $7.8 billion bank holding company located in Nashville, Tenn.

         The definitive agreement provides that the outstanding shares of Heritage Federal common stock will be exchanged for $28.00 in value of shares of First American common stock, such value to be based upon the average closing price of the First American common stock for the 20 consecutive trading days ending on and including the third day immediately preceding the effective time of the merger. If the average closing price is less than $25.50 or more than $34.50, the number of shares to be issued by First American will be fixed at
1.098 shares and 0.8116 shares, respectively. If the average closing price is less than $23.50 or more than $36.50 then Heritage Federal and First American, respectively, may unilaterally terminate the merger. These exchange ratios are subject to customary adjustments as a result of stock dividends, stock splits or other similar changes to First American's capital.

         In addition, First American clarified that in relation to First American's announced stock repurchase plan, First American intends to repurchase up to 80% of First American's common stock that will be required to be issued to the Heritage Federal shareholders to consummate the transaction. A wire service earlier today erroneously reported that First American would be buying Heritage Federal shares in the open market.

         First American Corporation is the parent company of First American National Bank, First American National Bank of Kentucky, and First American Trust Company. Approximately 3,300 people work for First American in 142 banking offices. First American plans to merge Heritage Federal's 13 offices into First American National Bank.